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                           June 10, 2021

       Roni Mamluk, Ph.D.
       Chief Executive Officer
       Ayala Pharmaceuticals, Inc.
       1313 N. Market Street, Suite 5100
       Wilmington, DE 19801

                                                        Re: Ayala
Pharmaceuticals, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed June 4, 2021
                                                            File No. 333-256793

       Dear Dr. Mamluk:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jeffrey
Gabor at 202-551-2544 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Keith L. Halverstam,
Esq.